February 24, 2006

Mr. Gary Todd
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Dear Mr. Todd:

Thank you for granting us additional time to respond to your letter dated October 7, 2005. In response to the issues you raised we submit the following:

Form 10-K as of December 31, 2004

1.	We understand that the issue of the Company’s status under the Investment Company Act is under review.

2.	Regarding comments 3, 6 and 11 that we had stated would be effective with the Form 10Q for September 30, 2005:

We have disclosed information for three segments: “Equipment sales and related services”, “Cryobanking and related services” and “Investment activity”. Of these three segments, only “Equipment sales and related services” and “Cryobanking and related services” are operational providing services to external customers. One segment, “Cryobanking and Related Services” has income from 2 external sources, the semen bank and long term blood storage. The results of these operations have been aggregated with the “Cryobanking and Related Services” segment in accordance with Paragraph 17 of SFAS 131.

The “Investment activity” segment is unique to Daxor because it represents such a large portion of the company’s “Other Income and Expense”. We are disclosing this to assist the users of our financial statements under the “more information” principle of SFAS 131. Also, as specified in Paragraphs 21 and 32 of SFAS 131, Daxor is required to reconcile the segment information back to the income statement. The disclosure of investment activity assists the users of our financial statements in this reconciliation process. It should be understood that Daxor is not in the business of investing.

Daxor’s Income Statement now only reflects “Operating Revenues” and “Operating Expenses” from the 2 operating segments. The investment income and expense is reported after “Loss from Operations”. This method of reporting is consistent with the treatment of investment activity as a non-operating segment.

a.	Comment 6- Note 5 of our Form 10Q disclosed our obligations as follows:

5) LOANS PAYABLE

          As at September 30, 2005 and December 31, 2004, the Company has a note payable of $1,500,000 with a bank with an annual option to renew, and is classified as short term. The note balance is an aggregate of borrowings (loans) that renews as one note each year, but is subject to different interest rates depending on the individual amount of each borrowing.

          The loan bears interest at approximately 3.0% and is secured by certain marketable securities of the Company. Short term margin debt due to brokers secured by the Company’s marketable securities totaled $6,301,290 at September 30, 2005 and $2,613,285 at December 31, 2004.

We will begin to use the format you requested with our form 10K for the year ended December 31, 2005.

b.

Comment 11: Your request was “Please disaggregate the item “purchase of marketable securities, net” to separately present purchases and sales. Unless the bank loans have initial maturities of less than ninety days, that item should be similarly disaggregated. Refer to SFAS95 for guidance”.

Starting with our Form 10K for the year ended December 31, 2005 we will be fully compliant with your request to disaggregate the item “purchase of marketable securities, net” to separately present purchases and sales. We will also disaggregate the item “proceeds from bank loan”.

3.

In accordance with APB 22, we will continue to disclose our critical accounting policies. We will continue to expand on them in all future filings as we started to do with our 10Q for the June 30, 2005. In accordance with FR-60, management will ensure that disclosure in the MD&A is balanced and fully responsive. Also in accordance with FR-60, our audit committee will review the selection, application and disclosure of critical accounting policies prior to the finalizing and filing of our 10K for the year ended December 31, 2005 and all subsequent annual filings. Our critical accounting policy disclosure will address the nature and extent of subjective estimates, management judgment and potential variability inherent to policies that management had identified as critical as mandated in FR-72.

4.

As mandated in S-K Item 305(a) (3), market risk sensitive instruments shall be grouped based on common characteristics within each risk exposure category in tabular form. There is currently no foreign exchange risk category or commodity price risk category.

5.

As required by paragraph 39 of SFAS 131, all future filings will provide information about the extent of our reliance on major customers. If revenues from transactions with a single external customer amount to 10% or more of our revenues, we will disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. We are aware that paragraph 39 of SFAS 131 does not require us to disclose the identity of the customer.

6.	We acknowledge that short sales of securities need to be marked to market with the changes in value recorded in earnings as they occur in accordance with SFAS 113.

•

The form 10K for 2004 including the audited financial statements and selected financial data schedule on page 13 will need to be amended. However the amendment is not necessary in order to comply with the guidance set forth in Question 7 to the FASB publication “A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers” regarding the marking short sale obligations to market. The attached schedule shows the cost and market value of our Short Sales of Securities at 12/31/04 and based on the guidance provided by SAB 99, this amount is immaterial.

	•	As stated above, a schedule is attached showing the market value of our short positions at December 31, 2004. This information is not available for the preceding four fiscal years.

•

As part of the schedule showing gross unrealized gains and gross unrealized losses mentioned above, a materiality analysis has been done in accordance with the guidance in SAB 99 for the last five fiscal years. Based on this guidance, it is our opinion that the 10K for the year ended December 31, 2004 is the only one that needs to be amended.

7.

Any puts and calls will be recognized at fair value on our Form 10K for 2005 and the changes in fair value will be reflected in our earnings in accordance with SFAS 133. Our Form 10K for 2005 will show the fair value of our put and call options at December 31, 2005 and December 31, 2004. The schedule mentioned in Point 6 shows the fair value of our put and call options for the years ended December 31, 2000 through December 31, 2004.

With respect to the options and the question of short positions, since our communication of September 15, 2005, we have marked to market all short positions and included the effect of this adjustment in our income statement. Our policy has been to permit up to 5% of the account to be in short positions. Historically, the number of short positions has been significantly less than 5% of our account.

We have reviewed the positions for the years 2002, 2003, 2004 and 2005. In each of those years the average short position was less than 1% of the account value. In some years, there were no short positions. Since the short positions were immaterial, it is not necessary to restate our results. In the instances where there were short positions, a profit or loss was included in our income statement under “investment income” when the position was closed out. Our current policy is to mark to market all short stock and include this in our quarterly and annual results.

8.

The restated 10K for the year ended December 31, 2004 when filed, will include the amendment requested together with certifications from the current CEO and CFO in the form currently set forth in Item 601(b) (31) of Regulation S-K.

Form 10-Q as of June 30, 2005

Restatements, page F-7

9.

Starting with our 10Q for the quarter ended June 30, 2005, we have restated our results for 2004 in order to correct an error in accounting for storage revenues. These restated amounts have not been audited. Our outside auditors expect to have their audit of these numbers completed no later than March 31, 2006. Once the audited numbers are available, we will perform a materiality analysis in accordance with the guidance in SAB 99 and amend the 2004 10K if necessary.

10.

Storage revenues were accounted for on a cash basis from the beginning of operations through December 31, 2003. From January 1, 2004 through September 30, 2005, the storage fees were billed on an annual basis and revenue was recognized when the invoices were generated. Effective with the fourth quarter of 2005, the storage clients have been billed in stub periods in order to get them on a quarterly billing cycle. Therefore in the future, revenue recognition will not include deferred revenue from storage fees being currently invoiced. Storage revenue will be billed and earned in the same period in which the invoices are generated. The balance in Deferred Storage Revenue at September 30, 2005 will be fully earned by December 31, 2006.

11.

The restated amounts for each quarter in 2004 have been disclosed on the Form 10Q’s for the comparable periods in 2005. The total corrected amount for 2004 will be reflected on the amended 10K for the year ended December 31, 2004. If necessary, we will file a Form 8-K for 2004 and disclose the information required under Item 4.02 of Form 8-K.

Other

12.	In response to your request, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above information will meet with your satisfaction.

Very truly yours,

Joseph Feldschuh, M.D.	David Frankel
President	Treasurer

Daxor Corporation
Summary of Short Positions at 12/31/04, 12/31/03, 12/31/02, 12/31/01 and 12/31/00

Date	Short Positions Sold For	Market Value of Short Positons	Net Unrealized Gain on Short Positons	Total Income Reported on Form 10K	Net Unrealized Gain as a Percentage of Total Income Reported on Form 10K	Net Income (Loss) Reported on Form 10K	Net Income (Loss) Adusted for Unrealized Gain

12/31/2004 see note 1	$974,161	$591,483	$382,678	$4,230,641	9.05%	$(580,268)	$(197,590)
12/31/2003	$663,466	$547,595	$115,871	$3,165,437	3.66%	$(1,076,189)	$(960,318)
12/31/2002	$98,683	$71,775	$26,908	$2,701,937	1.00%	$(193,851)	$(166,943)
12/31/2001	$16,128	$14,337	$1,791	$2,716,376	0.07%	$299,355	$301,146
12/31/2000	$67,584	$43,287	$24,297	$2,645,770	0.92%	$(55,194)	$(30,897)

Summary of 2004 Information

Puts and Calls	969,231	585,142	384,089
Short Sale of Securities	4,930	6,341	(1,411)

Total at 12/31/04	974,161	591,483	382,678